UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65144/August 17, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14461

In the Matter of	:
	: ORDER MAKING
COLUMBUS GEOGRAPHIC SYSTEMS	: FINDINGS AND REVOKING
(GIS) LTD.	: REGISTRATION BY DEFAULT

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on July 13, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), against Respondent Columbus Geographic Systems (GIS) Ltd. (Columbus). The Office of the Secretary and the Division of Enforcement have provided evidence that Columbus was served with the OIP on July 19, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv). Columbus' Answer was due August 1, 2011. See OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). To date, Columbus has not filed an Answer.

Columbus is in default for failing to file an Answer to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Columbus (CIK No. 1419931) is a revoked Nevada corporation located in Timorim, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Columbus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $219,447 for the prior six months. As of July 8, 2011, the common shares of Columbus (symbol "CGSE") were quoted on OTC Link, had five market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Columbus has failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letter.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Columbus failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Columbus.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Columbus Geographic Systems (GIS) Ltd., is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge